October 28, 2022

Michael Purcell

Karina Dorin

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Zergratran SA, Inc.

Offering Statement on Form 1-A

Filed on September 27, 2022

File No. 024-12006

Dear Mr. Purcell and Ms. Dorin:

We acknowledge receipt of the comments in the letter dated October 18, 2022 from the Staff of the Division of Corporate Finance (the “Staff”) regarding the Offering Statement of Zergratran SA, Inc. (the “Company”), which we have set out below, together with our responses.

Registration Statement on Form 1-A

Risk Factors

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks..., page 8

1.	We note you disclose that investors will have the option of paying for their investment with a credit card. However, we are unable to locate such disclosure in your subscription agreement. Please revise or advise.

The Company’s has revised section 2(a) of the subscription agreement.

Plan of Distribution and Selling Securityholders, page 12

2.	We note you disclose that the commencement of the sales of the shares of common stock will be within two calendar days from the qualification date on a continuous basis thereafter until the maximum number of shares of common stock offered are sold or the offering is earlier terminated. Note that under Rule 251(d)(3)(i)(F), securities may be offered in an amount that at the time of qualification is reasonably expected to be offered and sold within two years, even though the offering statement may be used for up to three years if it meets the conditions of the rule. Please revise your disclosure to comply with Rule 251(d)(3)(i)(F).

The Company has revised the disclosure  on page 12.

Use of Proceeds to Issuer, page 15

3.	We note you disclose on page 6 that you will use the proceeds of this offering for the Pre-Feasibility and Feasibility phases of your PILA project and that the Pre-Feasibility phase can be completed with $5 million. Please expand your disclosure to disclose the amounts that will need to be raised to complete your Feasibility and Construction phases.

The Company has revised the disclosure on pages 15 and 17 to disclose the amounts that company currently estimates will need to be raised to complete the Feasibility and Construction phases.

Directors, Executive Officers and Significant Employees, page 22

4.	Please expand your disclosure to detail all of your officers' and directors' business experience during the last five years, including in each case their principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. In that regard, we note you disclose on page 26 that each of your officers and directors are officers and directors of the company's sole shareholder, Zergratran, Inc. See Item 10(c) of Part II of Form 1-A.

The Company has revised the business experience of its officers and directors on page 22.

Security Ownership of Management and Certain Securityholders, page 25

5.	Please identify the natural person or persons with voting or investment control over the shares held by Zergratran, Inc.

The Company has identified the natural person or persons with voting or investment control over the shares held by Zergratran, Inc. on page 25.

General

6.	We note that your subscription agreement includes a forum selection clause that designates the Court of Chancery of the State of Delaware or, alternatively, a federal court of competent jurisdiction in the State of Delaware for all actions or proceedings relating to the subscription agreement. However, the forum selection provision in Article VII of your Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please reconcile these potentially conflicting provisions. In addition, please disclose whether the forum selection provision in your Certificate of Incorporation applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company the company intends to amend its certificate of incorporation, a form of which has been filed as Exhibit [X] to the Offering Statement. In addition, the Company has modified the disclosure on pages [X] and [X]..

7.	Please revise the Summary and Business sections of your offering statement to describe the current status of your operations, including whether you have commenced any pre-feasibility work or obtained any regulatory approvals, and discuss material hurdles and expected operating costs. In that regard, we note you disclose on page 4 that you have a limited operating history and have not commenced production on any property.

The Company has revised the Summary section on page [X] and added a new subsection “The Company’s Business – Principal Products and Services – Current Stage” on page 17.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Zergratran SA, Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law LLP

cc: Byron Bennett

Chief Executive Officer

Zergratran SA, Inc.

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